Washington, DC 20549
SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

Notification of Late Filing

Commission File Number : 000-49670

(Check One)
[  ] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For period ended : March 31, 2006

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: ULURU Inc.

Address of principal executive office: 4452 Beltway Drive

City, State and Zip Code: Addison, Texas 75001

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]: (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its audited financial statements for the period ended March 31, 2006, Registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-QSB to be filed on or before May 22, 2006.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kerry P. Gray	(214)	905-5145
	(Area Code)	(Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

On March 31, 2006, the Registrant’s wholly-owned subsidiary merged with and into a company pursuing a pharmaceutical business. After our subsidiary’s merger, we ceased being a non-operating business during the three months ended March 31, 2006 and we filed a Form 8-K on March 31, 2006 announcing, among other items, the completion of the acquisition of assets and a change in shell status. As a result, our results of operations for the three months ended March 31, 2006 will be more complex and active than for our results of operations for the three months ended March 31, 2005. As we have experienced unanticipated delays in the preparation of our financial data for both the year ended December 31, 2005 and the three months ended March 31, 2006, we are not able to provide an estimate of how our results of operations will differ.

ULURU Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ Kerry P. Gray
	Name:	Kerry P. Gray
	Title:	President and Chief Executive Officer